

March 25, 2015

Via E-mail
Mr. Steven White
Chief Executive Officer and Chairman
ITEX Corporation
3326 160th Ave SE, Suite 100
Bellevue, Washington 98008-6418

    Re: ITEX Corporation
              Schedule TO-I
              Filed March 16, 2015
              File No. 005-42668

Dear Mr. White:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Section 2. Purpose of the Tender Offer; Certain Effects of the Tender Offer…, page 13

Certain Effects of the Tender Offer, page 15

1.   Please supplement your disclosure regarding the increased percentage of shares that will be owned by persons who do not tender pursuant to the offer. For example, please disclose the potential ownership percentage of shares by persons who currently own greater than 5% of your outstanding securities, assuming that such persons do not tender pursuant to the offer.

Section 4. Withdrawal Rights, page 21

2.   The disclosure indicates that shares tendered pursuant to the tender offer and not accepted for payment by the company may be withdrawn at any time after April 13, 2015. Please revise in accordance with Rule 13e-4(f)(2)(ii).

Section 5. Purchase of Shares and Payment of Purchase Price, page 22

3.   The disclosure here and on page 13 indicates that the company does not expect to be able to "commence" payment for shares purchased pursuant to the tender offer until approximately five business days after the expiration date. Please advise us, with a view toward revised disclosure, how your plan to begin to pay for tendered securities five business days after the expiration of the offer complies with Rule 13e-4(f)(5), which requires such payment to be made promptly.

Section 7. Conditions of the Tender Offer, page 24

4.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm the company's understanding in this regard in the response letter.

5.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in this regard in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Stephen Tollefsen, Esq.
        Tollefsen Business Law PC